Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	First Quarter
	2010	2009
Computation of Earnings:
Income before income taxes	$8,849	$11,883
Add:
Interest expense	8,238	8,693
Amortization of debt premium/discount and expenses	582	603
Interest portion of rent expense	376	346

Earnings as adjusted	$18,045	$21,525

Computation of Fixed Charges:
Interest expense	$8,238	$8,693
Capitalized interest	65	79
Amortization of debt premium/discount and expenses	582	603
Interest portion of rent expense	376	346

Fixed charges	$9,261	$9,721

Ratio of Earnings to Fixed Charges	1.95	2.21